J & P Realty Trust

1373 S. Orange Dr. Los Angels, CA 90019

Phone: (323) 599-8532

Email: s8c@ca.rr.com

July 13, 2011

VIA EDGER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: J & P Realty Trust

Request to Withdraw Registration Statement on Form S-11

Filed June 28, 2011

SEC File No. 333-175166

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Act), J & P Realty Trust (the Company) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-175166), together with all exhibits thereto, initially filed on June 28, 2011, as subsequently amended on July 5, 2011 (collectively, the "Registration Statement").

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact the Companys President at 323-599-8532 or by email sec@ca.rr.com.

Thank you for your assistance in this matter.

Sincerely,

 J & P REALTY TRUST

By: /s/ Antonio Patrick

Antonio Patrick

President

By: /s/ Clinton Callahan

Clinton Callahan

Chief Financial Officer